PROSPECTUS SUPPLEMENT No. 9	Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated August 12, 2021)	Registration No. 333-258600

Up to 22,874,999 Shares of Class A Common Stock Issuable Upon Exercise of Warrants

Up to 129,858,855 Shares of Class A Common Stock

Up to 8,499,999 Warrants to Purchase Class A Common Stock

This prospectus supplement supplements the prospectus, dated August 12, 2021 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-258600). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 22,874,999 shares of our Class A common stock, $0.0001 par value per share (the “Class A Common Stock”), which consists of (i) the issuance by us and resale of up to 8,499,999 shares of Class A Common Stock that are issuable upon the exercise of (A) 7,000,000 warrants issued in a private placement to GX Sponsor LLC (the “Sponsor”), in connection with the GX IPO and (B) 1,499,999 warrants issued to certain members of the Sponsor as repayment for certain working capital loans made to GX (the warrants in (A) and (B) collectively, the “Private Placement Warrants”), and (ii) up to 14,375,000 shares of Class A Common Stock that are issuable upon the exercise of 14,375,000 warrants (the “Public Warrants,” and, together with the Private Placement Warrants, the “Warrants”) issued in the GX IPO. We will receive the proceeds from the exercise of any Warrants for cash.

The Prospectus and this prospectus supplement also relates to the offer and sale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “selling securityholders”) of (i) up to 129,858,855 shares of Class A Common Stock consisting of (a) up to 8,340,000 shares of Class A Common Stock issued in a private placement pursuant to subscription agreements (“Subscription Agreements”) entered into on January 8, 2021 (b) up to 2,000,000 shares of Class A Common Stock issued in a private placement pursuant to a subscription agreement entered into on May 5, 2021 with Palantir Technologies Inc. (“Palantir Technologies”), (c) up to 976,943 shares of Class A Common Stock issued in private placements on July 21, 2021 to certain advisors of Legacy Celularity and GX, (d) up to 7,187,500 shares of Class A Common Stock previously held by the Sponsor following a private placement in connection with the initial public offering of GX, (e) up to 8,499,999 shares of Class A Common Stock issuable upon exercise of the Private Placement Warrants, (f) up to 19,811,204 shares of Class A Common Stock issuable upon exercise of the Converted Legacy Warrants, (g) up to 11,744,882 shares of Class A Common Stock issuable upon exercise of options and awards and (h) up to 71,298,327 shares of Class A Common Stock pursuant to that certain Registration Rights Agreement (the “Registration Rights Agreement”), dated July 16, 2021, between us and certain selling securityholders granting such holders registration rights with respect to such shares, and (ii) up to 8,499,999 Private Placement Warrants.

The Class A Common Stock and Public Warrants are listed on The Nasdaq Stock Market LLC under the symbols “CELU” and “CELUW”, respectively. On February 15, 2022, the last reported sales price of Class A Common Stock was $5.96 per share and the last reported sales price of our Public Warrants was $0.75 per warrant.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 8 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

Prospectus supplement dated February 16, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 15, 2022

CELULARITY INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38914	83-1702591
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

170 Park Ave, Florham Park, NJ	07932
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (847) 562-4300

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value per share	CELU	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	CELUW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On February 15, 2022, Celularity Inc. issued a press release announcing the receipt of Orphan Drug Designation from the U.S. Food and Drug Administration, for its natural killer cell therapy, CYNK-101, in development for the first-line treatment of advanced HER2/neu positive gastric and gastroesophageal junction cancers.

A copy of the press release is filed as Exhibit 99.1 hereto and incorporated by reference herein.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

99.1	Press Release of Celularity Inc. dated February 15, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 16, 2022	CELULARITY, INC.

	By:	/s/ Keary Dunn
	Name:	Keary Dunn
	Title:	General Counsel

Celularity Receives Orphan Drug Designation from U.S. FDA for its NK Cell

Therapy CYNK-101 in Development for the First-Line Treatment of Advanced

HER2/neu Positive Gastric and Gastroesophageal Junction Cancers

CYNK-101 is an investigational genetically modified NK cell therapy designed to synergize with antibody therapeutics for difficult to treat cancers of high unmet medical need

Phase 1/2a clinical trial will evaluate the safety and preliminary efficacy of CYNK-101 in combination with standard chemotherapy, trastuzumab and pembrolizumab as a first-line treatment in advanced HER2/neu positive gastric and gastroesophageal junction cancer

Fifth designation received by Celularity within twelve months from the FDA

FLORHAM PARK, N.J., – February 15, 2022 — Celularity Inc. (Nasdaq: CELU) (Celularity), a clinical-stage biotechnology company developing placental-derived off-the-shelf allogeneic cell therapies, today announced the U.S. Food and Drug Administration (FDA) has granted Orphan Drug Designation for its investigational natural killer (NK) cell therapy, CYNK-101, for treatment of gastric/gastroesophageal junction cancer. CYNK-101 is being developed as a first-line treatment in combination with standard chemotherapy, trastuzumab and pembrolizumab in patients with locally advanced unresectable or metastatic HER2/neu positive gastric or gastroesophageal junction (G/GEJ) adenocarcinoma. CYNK-101 is an investigational genetically modified NK cell therapy designed to synergize with approved antibody therapeutics through enhanced antibody-dependent cellular cytotoxicity (ADCC).

“This designation underscores the significant unmet need for these patients and CYNK-101’s potential in a new first-line treatment strategy,” said Robert Hariri, M.D., Ph.D., Founder, Chairman and Chief Executive Officer of Celularity. “We are grateful for the FDA’s recognition of this potential treatment paradigm through Orphan Drug Designation and Fast Track designation, which we received earlier this year. At Celularity, we are committed to forging new treatment strategies that leverage the unique properties of placental-derived cellular therapies to improve the lives of patients with this difficult-to-treat cancer.”

Andrew Pecora, M.D., President of Celularity, added, “The addition of cleavage-resistant CD16 significantly augments the antibody-dependent activity of our natural killer cell therapy. To date, we have seen promising clinical data from our unmodified NK cellular therapies and believe this genetically modified construct has significant potential in a range of indications. In our Phase 1/2a clinical trial of CYNK-101, we are excited to explore a multipronged strategy of our NK cells and activated T cells through check point inhibition to potentially enhance overall outcomes achieved with traditional chemotherapy and Traztuzumab in HER2/neu positive G/GEJ adenocarcinoma.”

This is the fifth designation received by Celularity from the FDA in the past 12 months and follows fast track designations for CYNK-101, in development for the first-line treatment of advanced HER2/neu positive G/GEJ cancers, and CYNK-001, an unmodified investigational NK cell therapy in development for the treatment of acute myeloid leukemia and in development for the treatment of recurrent glioblastoma multiforme, as well as orphan drug designation for CYNK-001 for the treatment of malignant gliomas.

About Orphan Drug Designation

The Orphan Drug Act (ODA) provides incentives to encourage biotechnology and pharmaceutical companies to develop drugs for rare diseases and conditions. To qualify for orphan designation, both the drug and the condition must meet criteria specified in the ODA and FDA’s implementing regulations. Orphan designation qualifies the drug sponsor for development incentives including tax credits for qualified expenses, exemption from the FDA user fee, and the potential for seven years of exclusivity for a drug that obtains approval.

About Gastric Cancer

Gastric cancer is the fifth most common cancer worldwide. Despite recent improvements in treatment quality and options, advanced gastric cancer remains one of the hardest to cure cancers, with a median overall survival (OS) of 10–12 months and a five-year OS of approximately 5–20%.

About CYNK-101

Celularity’s lead therapeutic candidate based on its placental-derived genetically modified NK cell type is CYNK-101, an allogeneic, off-the-shelf human placental CD34+-derived NK cell product genetically modified to express high-affinity and cleavage-resistant CD16 (FCGRIIIA) variant to drive antibody-dependent cell-mediated cytotoxicity. Currently CYNK-101 is being developed as a treatment in combination with standard chemotherapy, trastuzumab and pembrolizumab for HER2 positive overexpressing gastric or gastroesophageal junction adenocarcinoma. The safety and efficacy of CYNK-101 have not been established, and CYNK-101 has not been approved for any use by the FDA or any other analogous regulatory authority.

About Celularity

Celularity Inc. (Nasdaq: CELU) headquartered in Florham Park, N.J., is a clinical stage biotechnology company leading the next evolution in cellular medicine by developing allogeneic cryopreserved off-the-shelf placental-derived cell therapies, including therapeutic programs using unmodified natural killer (NK) cells, genetically modified NK cells, T-cells engineered with a CAR (CAR T-cells), and mesenchymal-like adherent stromal cells (ASCs). These therapeutic programs target indications in cancer, infectious and degenerative diseases. In addition, Celularity develops and manufactures innovative biomaterials also derived from the postpartum placenta. Celularity believes that by harnessing the placenta’s unique biology and ready availability, it can develop therapeutic solutions that address significant unmet global needs for effective, accessible, and affordable therapies.

To learn more, visit celularity.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995, as well as within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts are “forward-looking statements,” including those relating to future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “can,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “strive,” “target,” “will,” “would” and the negative of terms like these or other comparable terminology, and other words or terms of similar meaning. The forward-looking statements in this press release include, statements regarding the Phase 1/2a clinical trial of CYNK-101, CYNK-101’s ability to improve clinical outcomes, CYNK-101’s ability to complement and synergize with a range of antibody treatment strategies, and the ability to combine the advantages of placental-derived cellular therapies with approved treatment strategies, among others. Many factors could cause actual results to differ materially from those described in these forward-looking statements, including but not limited to: the risk that CYNK-101 does not complement and synergize with a range of antibody treatment strategies, the risk that CYNK-101 will have limited success targeting HER2 in combination with chemotherapy, the risk that preclinical studies may not have the same results in clinical trials, along with the inherent risks in biotechnological development, including with respect to the development of novel cellular therapies, and the clinical trial and regulatory approval process; and risks associated with developments relating to Celularity’s competitors and industry, along with those risk factors set forth under the caption “Risk Factors” in Celularity’s prospectus filed with the Securities and Exchange Commission (SEC) on August 12, 2021 and other filings with the SEC. These risks and uncertainties may be amplified by the ongoing COVID- 19 pandemic. If any of these risks materialize or underlying assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Celularity does not presently know, or that Celularity currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, these forward-looking statements reflect Celularity’s current expectations, plans, or forecasts of future events and views as of the date of this communication. Subsequent events and developments could cause assessments to change. Accordingly, forward-looking statements should not be relied upon as representing Celularity’s views as of any subsequent date, and Celularity undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date hereof, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Celularity Investor Contacts:

Carlos Ramirez SVP, Investor Relations

Celularity Inc.

carlos.ramirez@celularity.com